FORM 4                                        OMB APPROVAL

[ ] Check this box if no longer               OMB Number:  3235-0287
    subject to Section 16.  Form 4            Expires:  September 30,1998
    or Form 5 obligations may continue        Estimated average burden
    See Instruction 1(b).                     hours per response - 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    Stephen B. Siegel
    c/o Insignia/ESG Holdings, Inc.
    200 Park Avenue
    New York, NY  10166

2.  Issuer name and Ticker or Trading Symbol
    Insignia/ESG Holdings, Inc. (NYSE:IEG)

3.  IRS or Social Security Number of Reporting Person (Voluntary)
    Line intentionally left blank

4.  Statement for Month/Year
    September 1998

5.  If Amendment, Date of Original
    Line intentionally left blank

6.  Relationship of Reporting Persons to Issuer
    (Check all applicable)
    [x] Director                     [ ] 10% Owner
    [x] Officer (give title below)   [ ] Other (specify below)
        President


7.  Individual or Joint/Group Filing
    [x] Form filed by One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)
    Common Stock

2.  Transaction Date (Month/Day/Year)
    Line purposely left blank


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3.  Transaction Code (Instr. 8):
        Code       V
        Line purposely left blank

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5):
    Amount           (A) or (D)               Price

    Line purposely left blank

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
        22,727(1)

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
    D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    Line purposely left blank

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person,
    see Instruction 4(b)(v)
    ---

                   Table II - Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)
    Stock Option (right to buy)
    Stock Option (right to buy)
    Stock Option (right to buy)

2.  Conversion or Exercise Price of Derivative Security
    $12.625
    $10.89
    $14.24

3.  Transaction Date (Month/Day/Year)
    9/21/98
    9/21/98
    9/21/98

4.  Transaction Code (Instr. 8):
        Code             V
         A               V
         J(3)
         J(5)

5.  Number of Derivative Securities Acquired (A) or
    Disposed of (D) (Instr. 3, 4, and 5)
            (A)          (D)
            100,000
            188,645
             75,633

6.  Date Exercisable and Expiration Date (Month/Day/Year)
        Date Exercisable             Expiration Date
            (2)                              3/21/04
            (4)                              7/21/02
            (6)                              1/30/03

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                            Amount or Number of Shares
    Common Stock                     100,000
    Common Stock                     188,645
    Common Stock                      75,633

8.  Price of Derivative Security (Instr. 5)
    Line intentionally left blank

9.  Number of Derivative Securities Beneficially Owned at
    End of Month (Instr. 4)
    100,000
    188,645
     75,633

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I) (Instr. 4)
     D
     D
     D

11. Nature of Indirect Beneficial Ownership (Instr. 4)
    Line intentionally left blank

Explanation of Responses:

[FN]

(1) The shares of common stock of Insignia/ESG Holdings, Inc. ("Holdings Common Stock") were acquired in the distribution (the "Spin-Off") by Insignia Financial Group, Inc. ("Insignia") of the Holdings Common Stock to stockholders of Insignia on September 15, 1998, the record date for the Spin-Off. The Spin-Off occurred on September 21, 1998. Of the 22,727 shares of Holdings Common Stock, 19,811 shares represent restricted stock awards.

(2) The option vests in five equal annual installments beginning on September 22, 1999.

(3) This option, originally for 125,000 shares of Insignia Class A Common Stock, was assumed by Holdings in the Spin-Off and is now exercisable for shares of Holdings Common Stock on the same terms and at an exercise price of $10.89 per share.

(4) Options to purchase 37,729 shares have already vested and the remaining options vest in four equal annual installments beginning on January 21, 1999.

(5) This option, originally for 50,000 shares of Insignia Class A Common Stock, was assumed by Holdings in the Spin-Off and is now exercisable for shares of Holdings Common Stock on the same terms and at an exercise price of $14,24 per share.

(6) Options to purchase 15,127 shares have already vested and the remaining options vest in four equal annual installments beginning on July 30, 1999.


/s/ Stephen B. Siegel                   10/13/98
---------------------------------       --------
    Stephen B. Siegal                     Date
    Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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